

Mail Stop 4631

January 8, 2018

Via Email
Mr. Michel St-Pierre
Chief Financial Officer
Ecolocap Solutions Inc.
1250 S. Grove Ave, Suite 308
Barrington, IL 60010

> **Re:**   **Ecolocap Solutions Inc.**
> **Form 10-K/A for the Year Ended December 31, 2016**
> **Filed November 16, 2017**
> **File No. 0-51213**

Dear Mr. St-Pierre:

We issued comments to you on the above captioned filing on December 12, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments January 22, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact SiSi Cheng at (202) 551-5004 or Anne McConnell at (202) 551-3772 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction